MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

August 8, 2006

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

August 8, 2006 to the Toronto Stock Exchange and the American Stock Exchange, being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR.

Item 4	Summary of Material Change

The Company announced the appointment of a new Chief Financial Officer

Item 5	Full Description of Material Change

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the appointment of Ms. April Hashimoto to the position of Chief Financial Officer (CFO) effective August 28, 2006. Ms. Hashimoto will replace Mr. John Norman, the Company’s current CFO, who is retiring after a long and successful career in the mining industry.

Most recently, Ms. Hashimoto held the position of Chief Financial Officer, Strategic Development and Project Development for Placer Dome Inc. where she was responsible for financial controls and reporting for Placer’s global exploration, design and construction, and research and technology projects. Ms. Hashimoto’s professional accomplishments include standardizing Placer’s global financial and accounting processes, restructuring Placer’s worldwide exploration finance function and combining controllership functions from multiple offices into one North American office. She has abundant high level, senior company experience structuring, maintaining, monitoring and reporting on all aspects of finance and accounting, strategic planning of finance functions and liaising with senior management.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report

Ronda Fullerton, Corporate Secretary

(604) 689-1976

Item 8	Date of Report

August 8, 2006.